SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

TRAVELSTAR, INC.
(Name of Issuer)

Common Stock, No Par Value (Title of Class of Securities)

48122A109 (CUSIP Number)

Conn Flanigan, c/o eBanker USA.Com, Inc. 3300 1St Ave., #560 Denver, CO 80206 (303) 894-7971 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008 (Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 48122A109		PAGE 2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SINGXPRESS, LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ¨
	Not applicable.	(b) ¨

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SINGAPORE

NUMBER OF	5.	SOLE VOTING POWER
SHARES		2,910,988
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY EACH		N/A
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		2,910,988
WITH	8.	SHARED DISPOSITIVE POWER
		N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,910,988

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7

12.	TYPE OF REPORTING PERSON SINGXPRESS, LTD IS “CO”

ITEM 1.    SECURITY AND ISSUER

          This statement relates to the common stock, no par value (the "Common Stock") of TravelStar, Inc (the "Issuer").

          The name and address of the principal executive offices of the Issuer are:

                    TravelStar, Inc.
                    95 Argonaut, Suite 100
                    Aliso Viejo CA 92656

ITEM 2.    IDENTITY AND BACKGROUND

2(a)   Name of person filing: The reporting person is SingXpress, Ltd.
2(b)   Address or principal business office or, if none, residence:
                    200 Jalan Sultan, #08-
                    11 Textile Centre, Singapore 199018.
2(c)   Citizenship: Singapore
2(d)   Title of class of securities: Common Stock
2(e)   CUSIP No.: 48122A109

ITEM 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: 2,910,988

b.	Percent of class: 5.7%

c.	Number of shares as to which such person has:

	i.	Sole power to vote or to direct the vote: 2,910,988

	ii.	Shared power to vote or to direct the vote

	iii.	Sole power to dispose or to direct the disposition of: 2,910,988

	iv.	Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.    Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications

a.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

b.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 3, 2008

Signature /s/ Tong Wan Chan Name/Title Tong Wan Chan/ Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

b.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 3, 2008

Signature /s/ Tong Wan Chan Name/Title Tong Wan Chan/ Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).